Exhibit 99.1

THIS ANNOUNCEMENT RELATES TO THE DISCLOSURE OF INFORMATION THAT QUALIFIED OR MAY HAVE QUALIFIED AS INSIDE INFORMATION FOR THE PURPOSES OF ARTICLE 7 OF THE MARKET ABUSE REGULATION (EU) 596/2014, AS AMENDED (“MAR”).

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS ANNOUNCEMENT.

17 June 2026

VEON MidCo B.V. Announces Expiration and Final Results of Tender Offer

On 18 May 2026, VEON MidCo B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of The Netherlands (the “Company”), announced its invitation to the holders of its outstanding U.S.$1,013,973,000 3.375 per cent. Notes due 2027 issued by the Company and guaranteed by VEON Amsterdam B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of The Netherlands (the “Guarantor”) (Regulation S Global Note ISIN: XS2824764521, Rule 144A Global Note ISIN: XS2824766146) (the “Notes”) to tender such outstanding Notes for cash subject to the satisfaction or waiver of the New Financing Condition (as defined in the Tender Offer Memorandum (as defined below)) and the other conditions described in the tender offer memorandum dated 18 May 2026 (the “Tender Offer Memorandum”) prepared by the Company (such invitation, the “Tender Offer”). Capitalised terms used in this announcement but not defined have the meanings given to them in the Tender Offer Memorandum.

On 2 June 2026, the Company announced that, based on valid Tender Instructions received and not withdrawn as at the Withdrawal Time, U.S.$936,022,000 in aggregate principal amount of the Notes were validly tendered as at the Early Tender Deadline pursuant to the Tender Offer (the “Early Tendered Notes”). The Company accepted U.S.$886,075,000 in aggregate principal amount of the Early Tendered Notes, subject to scaling at a Proration Factor of 0.922911.

The Company also announced on 2 June 2026 that the New Financing Condition had been satisfied.

The Company paid the Early Tender Offer Purchase Price, together with the Accrued Interest Amount in respect of the Early Tendered Notes, on the Early Settlement Date to the Holders of the Early Tendered Notes.

The Tender Offer expired at 5:00 p.m. New York City time on 16 June 2026 (being the Expiration Deadline).

The Company hereby informs the Holders that, according to information provided by the Information and Tender Agent, no Notes were validly tendered after the Early Tender Deadline but at or prior to the Expiration Deadline. Accordingly, and further to the announcement by the Company on 2 June 2026, no Notes other than the Early Tendered Notes have been accepted for purchase by the Company pursuant to the Tender Offer.

The Early Tendered Notes purchased by the Company pursuant to the Tender Offer have been cancelled and will not be re-issued or re-sold.

The Company hereby further informs the Holders that the aggregate principal amount of Notes that will remain outstanding after the Final Settlement Date will be U.S.$124,898,000.

The Tender Offer Period has now expired and no further tenders of Notes may be made.

This announcement is to be read together with the Tender Offer Memorandum. A complete description of the terms and conditions of the Tender Offer is set out in the Tender Offer Memorandum. Holders should read carefully the Tender Offer Memorandum for full details of the Tender Offer.

The Tender Offer is subject to the offer and distribution restrictions set out below and as more fully described in the Tender Offer Memorandum.

Disclaimer

No offer or invitation to acquire or exchange any securities is being made pursuant to this announcement.

Neither this announcement nor the Tender Offer Memorandum constitutes an invitation to participate in the Tender Offer in any jurisdiction in which, or to any person to or from whom, it is unlawful to make such invitation or for there to be such participation under applicable securities laws. In certain jurisdictions, the distribution of this announcement and/or the Tender Offer Memorandum may be restricted by law. Persons into whose possession this announcement and/or the Tender Offer Memorandum comes are required by each of the Company, the Dealer Managers and the Information and Tender Agent to inform themselves about and to observe any such restrictions.

This announcement is released by the Company and contains information that qualified or may have qualified as inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014, encompassing information relating to the Tender Offer described above. For the purposes of MAR and Article 2 of Commission Implementing Regulation (EU) 2016/1055, this announcement is made by Anand Ramachandran, Chief Corporate Development Officer of the Company.

Contact Information

Dealer Managers

Barclays Bank Ireland PLC
One Molesworth Street
Dublin 2
Ireland D02 RF29

Telephone (in Europe):	+44 20 3134 8515
Telephone (in United States) – toll-free:	+1 800 438 3242
Telephone (in United States) – collect:	+1 212 528 7581
Email:	eu.lm@barclays.com
Attention:	Liability Management Group

Citigroup Global Markets Europe AG
Börsenplatz 9
60313 Frankfurt am Main
Germany

Telephone (in Europe):	+44 20 7986 8969
Telephone (in United States) – toll-free:	+1 800 558 3745
Telephone (in United States) – collect:	+1 212 723 6106
Email:	liabilitymanagement.europe@citi.com
Attention:	Liability Management Group

Information and Tender Agent

Citibank, N.A., London Branch
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom

Telephone:	+44 20 7508 3867
Email:	citiexchanges@citi.com
Attention:	Exchanges Team

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